EXHIBIT 99.1

        TOWER SEMICONDUCTOR REPORTS FIRST QUARTER 2008 FINANCIAL RESULTS

       ACHIEVED REVENUE OF $57.6 MILLION, REPRESENTING THE SECOND HIGHEST
                   QUARTERLY REVENUE IN THE COMPANY'S HISTORY

MIGDAL HAEMEK, Israel - May 20, 2008 - Tower Semiconductor Ltd. (NASDAQ: TSEM,
TASE: TSEM), an independent specialty foundry, today announced financial results for the first quarter ended March 31, 2008.

HIGHLIGHTS

o Recorded positive cash flow from operations for the sixth consecutive quarter and positive EBITDA for the tenth consecutive quarter

o Decreased net loss by $10.6 million year-over-year, representing an improvement of 26 percent

o Initiated production of N-trig's Digitizer Chips in Fab 2 targeted at the convertible notebook market

o Ramped production of Canesta's 3D Image Sensors in Fab 2 targeted at the automotive and gaming 3D camera market

o    Announced plan to pursue expanded opportunities within the European market

Revenue for the first quarter of 2008 was $57.6 million as compared to revenue of $55.6 million in the first quarter of 2007 and $61.6 million in the prior quarter.

First quarter 2008 non-GAAP gross profit and operating profit, as described and reconciled below, totaled $21.0 million and $12.0 million, respectively, which represent 36.4 percent gross margin and 20.9 percent operating margin. Calculated in accordance with GAAP, net loss for the first quarter was $29.6 million, or $0.24 per share, an improvement of $10.6 million as compared to $40.2 million, or $0.38 per share, for the same period in 2007.

"During the first quarter, we continued to execute on a number of key initiatives and customer engagements that resulted in the second largest revenue quarter in the Company's history despite the seasonality that is typically associated with our customer base and target markets," commented Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, Ltd. "Furthermore, in accordance with our stated IDM specialty platform strategy, we achieved very high base line yield levels on new process platforms for two tier-one IDM customers in our first cycle of learning. Both platforms are expected to ramp in volume production over the next quarters. Additionally, our CMOS Image Sensor portfolio continues to expand with the inclusion of 3D imaging for automotive and gaming applications."

Tower expects that second quarter revenue will be in a range of between $56 million and $60 million.

FIRST QUARTER 2008 FINANCIAL RESULTS CONFERENCE CALL AND WEB CAST

Tower will host a conference call to discuss these results today, May 20, 2008, at 10:00 a.m. Eastern Time (ET) / 5:00 p.m. Israel time. To participate, please call: 1-888-994-4498 (U.S. toll-free number) or 972-3-918-0685 (international)
and mention ID code: TOWER. Callers in Israel are invited to call locally by dialing 03-918-0685.The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at approximately 2 p.m. ET on the day of the call.

As previously announced, beginning with the fourth quarter of 2007, the Company presents its financial statements in accordance with U.S. GAAP. All historical amounts presented in this release, including the financial tables below, were recast to reflect the application of U.S. GAAP.

As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization expenses and (2) compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well a reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

FORWARD LOOKING STATEMENT

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefore, (ii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iii) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (iv) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (v) our ability to satisfy the covenants stipulated in our amended credit facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for a new expansion program, (viii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (ix) maintaining existing customers and attracting additional customers, (x) not receiving orders from our wafer partners and customers, which can result in excess capacity, (xi) our dependence on a relatively small number of products for a significant portion of our revenue,
(xii) product returns, (xiii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xiv) competing effectively, (xv) our large amount of debt and our ability to repay our short-term and long-term debt on a timely basis,
(xvi) achieving acceptable device yields, product performance and delivery times, (xvii) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity beyond 24,000 wafers per month and timely installation thereof, (xviii) our dependence on intellectual property rights of others and our ability to operate our business without infringing others' intellectual property rights, (xix) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel and (xx) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contact:

    Tower Semiconductor
    Limor Asif, + 972-4-650 6936
    Limoras@towersemi.com

or:

    Shelton Group
    Ryan Bright, (972) 239-5119 ext. 159
    rbright@sheltongroup.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                      MARCH 31, DECEMBER 31,
                                                      --------   --------
                                                        2008       2007
                                                      --------   --------
                                                     UNAUDITED
                                                      --------

ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                         $ 32,374   $ 44,536
    TRADE ACCOUNTS RECEIVABLE                           42,185     44,977
    OTHER RECEIVABLES                                    3,805      4,748
    INVENTORIES                                         34,398     27,806
    OTHER CURRENT ASSETS                                 1,347      1,580
                                                      --------   --------
       TOTAL CURRENT ASSETS                            114,109    123,647
                                                      --------   --------

LONG-TERM INVESTMENTS                                   14,984     15,093
                                                      --------   --------

PROPERTY AND EQUIPMENT, NET                            520,518    502,287
                                                      --------   --------

INTANGIBLE ASSETS, NET                                  31,855     34,711
                                                      --------   --------

OTHER ASSETS, NET                                       10,652     11,044
                                                      ========   ========

         TOTAL ASSETS                                 $692,118   $686,782
                                                      ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    CURRENT MATURITIES OF CONVERTIBLE DEBENTURE       $  8,426   $  7,887
    TRADE ACCOUNTS PAYABLE                              55,988     49,025
    DEFERRED REVENUE                                     9,935         --
    OTHER CURRENT LIABILITIES                           17,926     20,024
                                                      --------   --------
         TOTAL CURRENT LIABILITIES                      92,275     76,936

LONG-TERM DEBT FROM BANKS                              390,210    379,314

DEBENTURES                                             116,618    117,460

LONG-TERM CUSTOMERS' ADVANCES                           16,059     27,983

OTHER LONG-TERM LIABILITIES                             59,793     40,380
                                                      --------   --------

         TOTAL LIABILITIES                             674,955    642,073
                                                      --------   --------

SHAREHOLDERS' EQUITY                                    17,163     44,709
                                                      ========   ========

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $692,118   $686,782
                                                      ========   ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                     THREE MONTHS ENDED
                                                         MARCH 31,
                                            -----------------------------------
                                               2008         2007        2006
                                            ---------    ---------    ---------
                                               GAAP         GAAP        GAAP
                                            ---------    ---------    ---------

REVENUES                                    $  57,607    $  55,604    $  35,875

COST OF SALES                                  68,255       71,519       61,331
                                            ---------    ---------    ---------
       GROSS LOSS                             (10,648)     (15,915)     (25,456)
                                            ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   2,976        3,609        3,379
     MARKETING, GENERAL AND ADMINISTRATIVE      7,768        8,077        5,849
                                            ---------    ---------    ---------

                                               10,744       11,686        9,228
                                            =========    =========    =========

       OPERATING LOSS                         (21,392)     (27,601)     (34,684)

FINANCING EXPENSE, NET                         (7,800)     (12,710)      (6,062)

OTHER INCOME (EXPENSE), NET                      (428)          69          551
                                            ---------    ---------    ---------

       LOSS FOR THE PERIOD                  $ (29,620)   $ (40,242)   $ (40,195)
                                            =========    =========    =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                         $   (0.24)   $   (0.38)   $   (0.56)
                                            =========    =========    =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS      124,228      105,060       71,872
                                            =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
     RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
                             OPERATIONS (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                       THREE MONTHS ENDED
                                                        MARCH 31, 2008
                                             -------------------------------------
                                                         DEPRECIATION,
                                                       AMORTIZATION AND
                                                          STOCK BASED
                                                         COMPENSATION
                                                           EXPENSES
                                             NON-GAAP (SEE A, B, C BELOW)   GAAP
                                             --------      --------       --------
REVENUES                                     $ 57,607      $     --       $ 57,607

COST OF SALES                                  36,650        31,605(A)      68,255
                                             --------      --------       --------

       GROSS PROFIT (LOSS)                     20,957       (31,605)       (10,648)
                                             --------      --------       --------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   2,744           232(B)       2,976
     MARKETING,  GENERAL&ADMINISTRATIVE         6,169         1,599(C)       7,768
                                             --------      --------       --------

                                                8,913         1,831         10,744
                                             ========      ========       ========

       OPERATING PROFIT (LOSS)               $ 12,044      $(33,436)      $(21,392)
                                             ========      ========       ========

(A) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $31,328 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $277.

(B) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $58 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $174.

(C) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $14 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $1,585.

                                                       THREE MONTHS ENDED
                                                        MARCH 31, 2007
                                             -------------------------------------
                                                         DEPRECIATION,
                                                       AMORTIZATION AND
                                                          STOCK BASED
                                                         COMPENSATION
                                                           EXPENSES
                                             NON-GAAP (SEE D, E, F BELOW)   GAAP
                                             --------      --------       --------
REVENUES                                     $ 55,604      $     --       $ 55,604

COST OF SALES                                  34,711        36,808(D)      71,519
                                             --------      --------       --------

       GROSS PROFIT (LOSS)                     20,893       (36,808)       (15,915)
                                             --------      --------       --------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   2,752           857(E)       3,609
     MARKETING,  GENERAL&ADMINISTRATIVE         6,310         1,767(F)       8,077
                                             --------      --------       --------

                                                9,062         2,624         11,686
                                             ========      ========       ========

       OPERATING PROFIT (LOSS)               $ 11,831      $(39,432)      $(27,601)
                                             ========      ========       ========


(D) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $36,647 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $161.

(E) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $705 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $152.

(F)  INCLUDES STOCK BASED COMPENSATION EXPENSES.

                                                      THREE MONTHS ENDED
                                                        MARCH 31, 2006
                                             ----------------------------------
                                                         DEPRECIATION,
                                                       AMORTIZATION AND
                                                          STOCK BASED
                                                         COMPENSATION
                                                           EXPENSES
                                             NON-GAAP (SEE G, H, I BELOW)   GAAP
                                             --------      --------       --------
REVENUES                                     $ 35,875      $     --       $ 35,875

COST OF SALES                                  23,297        38,034(G)      61,331
                                             --------      --------       --------

       GROSS PROFIT (LOSS)                     12,578       (38,034)       (25,456)
                                             --------      --------       --------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                   2,227         1,152(H)       3,379
     MARKETING,  GENERAL&ADMINISTRATIVE         5,155           694(I)       5,849
                                             --------      --------       --------

                                                7,382         1,846          9,228
                                             ========      ========       ========

       OPERATING PROFIT (LOSS)               $  5,196      $(39,880)      $(34,684)
                                             ========      ========       ========


(G) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $37,835 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT $199.

(H) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $1,055 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $97.

(I) INCLUDES DEPRECIATION AND AMORTIZATION EXPENSES IN THE AMOUNT OF $11 AND STOCK BASED COMPENSATION EXPENSES IN THE AMOUNT OF $683.